SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF No. 02.558.115/0001 -21
NIRE 33 300 276 963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 15, 2006

DATE AND TIME: May 15, 2006, at 11:00 a.m.

PLACE: Alameda Santos, 1940, 15th floor, São Paulo (SP)

ATTENDANCE: Messrs. Giorgio della Seta Ferrari Corbelli Greco and, by teleconference, Franco Bertone, representing the majority of the members of the Board of Directors.

BOARD: Mr. Giorgio della Seta Ferrari Corbelli Greco – Chairman; and Mr. Mauro Guizeline - Secretary.

RESOLUTIONS: Upon review of the documents and discussions related to the matter contained in the Agenda, it was unanimously resolved by the board members present at the meeting:

(1) in view of the intent of TIM Brasil Serviços e Participações S.A., a stock corporation headquartered in the city and State of Rio de Janeiro, enrolled in the National Registry of Legal Entities of the Ministry of Finance (CNPJ/MF) under number 02.600.854/0001 -34 (“TIM Brasil”) to perform the public offering for secondary distribution of preferred shares issued by the Company (“Preferred Shares”), duly held by TIM Brasil, the Company’s controlling shareholder; whereas the offering will be simultaneously performed in Brazil and overseas, in the second case under the form of American Depositary Shares (ADSs), represented by American Depositary Receipts, upon registration to be obtained with the

Brazilian Securities and Exchange Commission (“CVM”) and the Securities and Exchange Commission (“SEC”), the Board of Directors of the Company, unanimously by the members present at the meeting, decided: (a) to authorize the submission and filing for registration of Form F-3 before SEC, including the prospectus inserted therein and any other supplementary prospectus, attachments, certificates, supplements and amendments related to the offering described hereunder (Form F-3), so as to obtain the registration of the Preferred Shares and the offering, as per the terms described under the US laws; (b) to authorize the submission and filing for registration of Form F-6 before SEC, including all attachments and supplements inserted therein (Form F-6) so as to obtain the registration of the ADSs, represented by American Depositary Receipts, as well as to authorize the execution of contracts, instruments and documents which may be agreed with JPMorgan Chase Bank, N.A., depositary of the ADSs; (c) to authorize to be taken the necessary measures for the listing before the New York Stock Exchange of the amount of Preferred Shares required; (d) to authorize the execution by the Company, of the respective underwriting agreements with respect to the offering described hereunder; (e) to authorize the Company’s Officers to perform any and all acts and execute any and all documents required or convenient for the implementation of the resolutions adopted hereunder and the offering described hereunder, including with CVM, SEC and the respective stock exchange; and (2) no other issue was discussed by the members of the Board.

CLOSING: With no further issues to discuss, the meeting was closed and these minutes drawn up in summary form, read, approved and signed by all attending directors.

São Paulo (SP), May 15, 2006.

Giorgio della Seta Ferrari Corbelli Greco	Franco Bertone
Chairman	Board Member

Mauro Guizeline
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 15, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer